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                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                SCHEDULE 13D/A
                               Amendment No. 2

                  Under the Securities Exchange Act of 1934

                             CONOLOG CORPORATION
                               (Name of Issuer)

                        Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                  208254409
                       (CUSIP Number for Common Stock)

                               Robert S. Benou
                             Conolog Corporation
                               5 Columbia Road
                             Somerville, NJ 08876
                                (908) 722-8081
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 27, 1997
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement. [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)


Exhibit Index                                              Page 1 of 19 Pages
is located at page 15.


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CUSIP No. 208254409 for Common Stock                       Page 2 of 19 Pages

1)  Name of Reporting Person: CNL Holdings, Inc.
    SS or IRS Identification No. of Above Person: ____________________

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
          (a) [ ]
          (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions):   OO

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)            [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of        7) Sole Voting     None.
Shares           Power:
Beneficially
Owned by Each
Reporting
Person With
                 8) Shared Voting   None.
                 Power:

                 9) Sole            CNL Holdings, Inc. owns
                 Dispositive        1,275,000 shares of Common
                 Power:             Stock. All of such shares
                                    are the subject of an
                                    irrevocable proxy in favor
                                    of Robert S. Benou,
                                    President of the Issuer.
                                    CNL Holdings, Inc. is
                                    controlled by James
                                    R.Solakian and Dune
                                    Holdings, Inc.


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CUSIP No. 208254409 for Common Stock                       Page 3 of 19 Pages

                 10) Shared         None.
                 Dispositive
                 Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
Persons:  1,275,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 52% of the Common Stock based on 2,431,963 shares of Common Stock outstanding as of March 31, 1997.

14)  Type of Reporting Person (See Instructions):   CO



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CUSIP No. 208254409 for Common Stock                       Page 4 of 19 Pages

1)  Name of Reporting Person: Dune Holdings, Inc.
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
          (a) [ ]
          (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions):   OO

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)             [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of        7) Sole Voting     None.
shares           Power:
Beneficially
Owned by Each
Reporting
Person With
                 8) Shared Voting   None.
                 Power:

                 9) Sole            CNL Holdings, Inc. owns
                 Dispositive        1,275,000 shares of Common
                 Power:             Stock. All of such shares
                                    are the subject of an
                                    irrevocable proxy in favor
                                    of Robert S. Benou,
                                    President of the Issuer.
                                    CNL Holdings, Inc. is
                                    controlled by James
                                    R.Solakian and Dune
                                    Holdings, Inc.



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CUSIP No. 208254409 for Common Stock                       Page 5 of 19 Pages

                 10) Shared         None.
                 Dispositive
                 Power:

 11)  Aggregate Amount Beneficially Owned by the Reporting
 Persons:  1,275,000 shares of Common Stock.

 12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 52% of the Common Stock based on 2,431,963 shares of Common Stock outstanding as of March 31, 1997.

14)  Type of Reporting Person (See Instructions):   CO



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CUSIP No. 208254409 for Common Stock                       Page 6 of 19 Pages

1)  Name of Reporting Person: Randolph K. Pace
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
           (a) [ ]
           (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions):   OO

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)              [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of        7) Sole Voting     None.
Shares           Power:
Beneficially
Owned by Each
Reporting
Person With

                 8) Shared Voting   None.
                 Power:

                 9) Sole            CNL Holdings, Inc. owns
                 Dispositive        1,275,000 shares of Common
                 Power:             Stock. All of such shares
                                    are the subject of an
                                    irrevocable proxy in favor
                                    of Robert S. Benou,
                                    President of the Issuer.
                                    CNL Holdings, Inc. is
                                    controlled by James
                                    R.Solakian and Dune
                                    Holdings, Inc.


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CUSIP No. 208254409 for Common Stock                       Page 7 of 19 Pages

                 10) Shared         None.
                 Dispositive
                 Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
Persons:  1,275,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 52% of the Common Stock based on 2,431,963 shares of Common Stock outstanding as of March 31, 1997.

14)  Type of Reporting Person (See Instructions):  IN



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CUSIP No. 208254409 for Common Stock                       Page 8 of 19 Pages

1)  Name of Reporting Person: Judith Pace
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
           (a) [ ]
           (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions):   OO

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                 [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of        7) Sole Voting     None.
Shares           Power:
Beneficially
Owned by Each
Reporting
Person With

                 8) Shared Voting   None.
                 Power:

                 9) Sole            CNL Holdings, Inc. owns
                 Dispositive        1,275,000 shares of Common
                 Power:             Stock. All of such shares
                                    are the subject of an
                                    irrevocable proxy in favor
                                    of Robert S. Benou,
                                    President of the Issuer.
                                    CNL Holdings, Inc. is
                                    controlled by James
                                    R.Solakian and Dune
                                    Holdings, Inc.


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CUSIP No. 208254409 for Common Stock                       Page 9 of 19 Pages

                 10) Shared         None.
                 Dispositive
                 Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
Persons:  1,275,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 52% of the Common Stock based on 2,431,963 shares of Common Stock outstanding as of March 31, 1997.

14)  Type of Reporting Person (See Instructions):   IN



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CUSIP No. 208254409 for Common Stock                       Page 10 of 19 Pages


1)  Name of Reporting Person: James R. Solakian
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
          (a) [ ]
          (b) [X]

3)  SEC Use Only

4)  Source of Funds (See Instructions):   OO

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of        7) Sole Voting     None.
Shares           Power:
Beneficially
Owned by Each
Reporting
Person With
                 8) Shared Voting   None.
                 Power:

                 9) Sole            CNL Holdings, Inc. owns
                 Dispositive        1,275,000 shares of Common
                 Power:             Stock. All of such shares
                                    are the subject of an
                                    irrevocable proxy in favor
                                    of Robert S. Benou,
                                    President of the Issuer.
                                    CNL Holdings, Inc. is
                                    controlled by James
                                    R.Solakian and Dune
                                    Holdings, Inc.


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CUSIP No. 208254409 for Common Stock                        Page 11 of 19 Pages

                 10) Shared         None.
                 Dispositive
                 Power:

11)  Aggregate Amount Beneficially Owned by the Reporting
Persons:  1,275,000 shares of Common Stock.

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 52% of the Common Stock based on 2,431,963 shares of Common Stock outstanding as of March 31, 1997.

14)  Type of Reporting Person (See Instructions):   IN



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CUSIP No. 208254409 for Common Stock                       Page 12 of 19 Pages


      This amends and supplements the statement on Schedule 13D, as amended
(the "Schedule 13D"), filed with the Securities and Exchange Commission by members of a group consisting of CNL Holdings, Inc., Dune Holdings, Inc., Randolph K. Pace, Judith Pace, and James R. Solakian (collectively, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share ("Common Stock"), of Conolog Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, the information set forth in the
Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filings of Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As described in Item 6 of the Schedule 13D, CNL paid $150,000 for the option to purchase 375,000 shares of Common Stock and a promissory note convertible into 1,400,000 shares of Common Stock of the Issuer (the Note ). The balance under the option (as of March 15, 1997) was $750,000(evidencing an option to purchase 241,667 shares of Common Stock and the Note, convertible into 1,333,333 shares of Common Stock). On March 26, 1997, CNL exercised a portion of its option to purchase shares of Common Stock, by purchasing a portion of the principal amount of the Note ($720,000) and converted such portion of the Note into 240,000 shares of Common Stock at $3.00 per share, leaving a balance due under the option at $30,000. On March 27, 1997, CNL exercised the remaining portion of the option in consideration of $30,000. On such date, the remaining portion of the Note was converted into 1,093,333 shares of Common Stock and the Bank transferred 241,667 shares of Common Stock to CNL. The source of funds were loans to CNL by its shareholders, to wit, Dune ($637,500) and James R. Solakian ($112,500).

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

      (a) The Reporting Persons owns 1,275,000 shares of Common Stock, representing an aggregate of 52% of the Issuer s Common Stock.

      (b) The Reporting persons do not have sole power to vote or direct the vote of the shares of Common Stock. The Reporting Persons have the sole power to dispose or to direct the disposition

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CUSIP No. 208254409 for Common Stock                       Page 13 of 19 Pages

of such shares. The shares of Common Stock owned by the Reporting persons are the subject of an irrevocable proxy issued by the Reporting Persons in favor of Robert S. Benou, as President of the Issuer.

      (c) As described in Item 6 of the Schedule 13D, CNL paid $150,000 for the option to purchase 375,000 shares of Common Stock and the Note (convertible into

1,400,000 shares of Common Stock of the Issuer). The balance under the option (as of March 15, 1997) was $750,000 (evidencing an option to purchase 241,667 shares of Common Stock and the Note, convertible into 1,333,333 shares of Common Stock). On March 26, 1997, CNL exercised a portion of its option to purchase shares of Common Stock, by purchasing a portion of the principal amount of the Note ($720,000) and converted such portion of the Note into 240,000 shares of Common Stock at $3.00 per share, leaving a balance due under the option at $30,000. On March 27, 1997, CNL exercised the remaining portion of the option in consideration of $30,000. On such date, the remaining portion of the Note was converted into 1,093,333 shares of Common Stock and the Bank transferred 241,667 shares of Common Stock to CNL. On March 27, 1997 CNL sold, through a broker-dealer, 300,000 shares of Common Stock at $3.50 per share.

      (d)  Not Applicable.

      (e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      Exhibit #          Description
      ---------          -----------

       1                 Promissory  Note  dated  March 20,  1997
                         from CNL Holdings, Inc. in favor of Dune
                         Holdings, Inc.

       2                 Promissory  Note  dated  March 20,  1997
                         from CNL Holdings, Inc. in favor of James Solakian.


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CUSIP No. 208254409 for Common Stock                        Page 14 of 19 Pages


                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 1997

                                         CNL Holdings, Inc.

                                     By: /s/ Randolph K. Pace
                                         ---------------------------------------
                                         Randolph K. Pace, President
                                         and Individually

                                           /s/ Judith Pace
                                           -------------------------------------
                                           Judith Pace, Secretary and
                                           Treasurer, and Individually

                                           /s/James  R.Solakian
                                           -------------------------------------
                                           James R. Solakian, Individually



                                         Dune Holdings, Inc.

                                         By:/s/ Randolph K. Pace
                                           -------------------------------------
                                           Randolph K. Pace, President
                                           and Individually

                                            /s/Judith Pace
                                           -------------------------------------
                                           Judith Pace, Secretary and
                                           Treasurer, and Individually


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CUSIP No. 208254409 for Common Stock                       Page 15 of 19 Pages

                                Exhibit Index

      1                 Promissory  Note  dated  March 20,  1997
                        from CNL Holdings, Inc. in favor of Dune
                        Holdings, Inc.

      2                 Promissory  Note  dated  March 20,  1997
                        from CNL Holdings, Inc. in favor of James Solakian.